AMG Oil Ltd.
2901-1050 Burrard Street
Vancouver, B.C., Canada
V6Z 2S3

MANAGEMENT DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) is dated December 19, 2008 for the year ended September 30, 2008 and should be read in conjunction with AMG Oil Ltd.’s (the “Company” or “AMG Oil”) accompanying audited financial statements and accompanying notes for the year ended September 30, 2008 and 2007.

Forward Looking Statements

This MD&A contains certain “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein. Actual results may differ significantly from those expressed or implied in such forward-looking statements.

Such estimates, projections or other “forward looking statements” involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other “forward looking statements.” All forward-looking statements speak only as to the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Business

AMG Oil is a shell company based in Vancouver, British Columbia, Canada. We currently do not have any operations as we withdrew from our sole oil and gas property on May 2, 2003. Our plan of operations is to acquire a business either through purchase, merger, consolidation, application or other means.

Our management anticipates concentrating our efforts on locating and acquiring a business, properties, or other assets, or combination thereof, in the oil and gas industry, although we may acquire a business in another area. There can be no assurance that we will be able to find a suitable business to acquire, successfully negotiate the terms of any acquisition, or have the assets to complete any transaction.

Capital Expenditures for the year ended September 30, 2008

During the year ended September 30, 2008 the Company incurred $Nil (2007: $Nil) worth of capital expenditures.

The Company has the following commitments for Capital Expenditure at September 30, 2008:

Contractual Obligations	Total	Less than One Year	More than One
Year
Long term debt	$-	$-	$-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations	-	-	-
Total Contractual Obligations	$-	$-	$-

Selected Annual Financial Information
September 30	2008	2007	2006

Net loss	$(282,659)	$(25,330)	$(36,173)
Net loss per share	(0.01)	(0.00)	(0.00)
Working capital	1,062,473	1,307,592	1,332,922
Total assets	1,104,471	1,318,282	1,348,282
Shareholders equity	$1,062,473	$1,307,592	$1,332,922

Results of Operations

The Company has incurred losses to date of $3,169,899, which includes a net loss for the 2008 fiscal year of $282,659 (0.01 per share) compared to a loss of $25,330 (0.00 per share) for the 2007 fiscal year.

The Company’s net loss of $282,659 essentially consisted of General and Administrative (“G&A”) expenses of $285,180 (2007: $90,640) that increased when compared to the G&A costs recorded last year. The increase in G&A during the 2008 fiscal year was a result of the change of AMG Oil’s jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the Canada Business Corporations Act by way of continuation. The Company also recorded interest income of $40,061 during the 2008 fiscal year compared to $65,310 for the year ended September 30, 2007 and stock based compensation of $37,540 (2007: Nil).

A comparative summary of the Company’s G&A costs for the two-years ending September 30, 2008 and 2007 is as follows:

	2008	2007
Consulting fees	$63,150	$5,294
Filing, transfer agent and regulatory	9,819	7,179
Office and administration	17,861	11,174
Professional fees	145,463	23,247
Rent	8,125	7,328
Shareholder relations and communications	162	4,086
Travel	5,453	8,777
Wages	35,147	23,555
	$285,180	$90,640

Summary of Quarterly Results

	Three Month Period Ended September 30, 2008 $	Three Month Period Ended June 30, 2008 $	Three Month Period Ended March 31, 2008 $	Three Month Period Ended December 31, 2007 $	Three Month Period Ended September 30, 2007 $	Three Month Period Ended June 30, 2007 $	Three Month Period Ended March 31, 2007 $	Three Month Period Ended December 31, 2006 $
Revenues	-	-	-	-	-	-	-	-
Net Loss from Continuing Operations	(109,738)	(46,389)	(103,715)	(22,817)	(9,733)	(1,357)	(13,912)	(328)
Net Loss from Discontinued Operations	-	-	-	-	-	-	-	-
Net and Comprehensive Loss	(109,738)	(46,389)	(103,715)	(22,817)	(9,733)	(1,357)	(13,912)	(328)
Net Loss per Share
- From Continuing Operations	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
- From Discontinued Operations	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Please refer to the accompanying audited financial statements for further information.

Fourth Quarter 2008 Results

The Company recorded a net loss of $109,738 (2007: $9,733) for the quarter ended September 30, 2008. The fourth quarter loss consisted primarily of G&A expenditures of $100,479 (2007: $26,456) resulting from consulting and professional fee expenses. These expenses were partially offset by interest income of $6,897 (2007: $16,723).

Liquidity and Capital Resources

As at September 30, 2008, the Company had $1,104,364 in cash and cash equivalents and $1,062,473 in working capital. This compares to $1,318,132 in cash and cash equivalents and $1,307,592 in working capital for the year ended September 30, 2007.

The Company did not conduct any financing or investing activities for the years ended September 30, 2008 and September 30, 2007.

We believe our existing cash balances are sufficient to carry out our plan of operations for the next eighteen months and additional cash will be required for the acquisition of suitable oil and gas interests or any other business opportunity during this period. To the extent that we require additional funds to support our plan of operations, we may sell additional equity or issue debt. There can be no assurance that additional financing, if required, will be available to AMG Oil on acceptable terms or at all.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to note 3 of the accompanying audited financial statements for details of related party transactions during the year ended September 30, 2008 and to the date of this MD&A.

Subsequent Events

Please refer to note 7 of the accompanying audited financial statements.

Share Capital

Please refer to note 5 of the accompanying audited financial statements.

Recent Accounting Pronouncements and Future Changes in Accounting Policies

Please refer to note 2 of the accompanying audited financial statements.

Business Risks and Uncertainties

In evaluating the Company, you should consider various factors, including the risks and uncertainties outlined in the Company’s Annual Report on Form 20-F filed for the Company’s 2008 fiscal year in Item 3 under the subheading “Risk Factors”, and, from time to time, in other reports we file on SEDAR.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Michael Hart (1)	Lang Michener LLP
President, CEO, Secretary, Treasurer and	Vancouver, British Columbia
Director
Vancouver, British Columbia	AUDITORS

John Campbell (1)	Smythe Ratcliffe LLP
Director	Chartered Accountants
Vancouver, British Columbia	Vancouver, British Columbia

Dan Brown (1)	REGISTRAR AND TRANSFER AGENT
Director
Vancouver, British Columbia	Computershare Investor Services Inc.
9th Floor, University Avenue
Garth Johnson, CGA	Toronto, Ontario
CFO	Canada M5J 2Y1
Vancouver, British Columbia	Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
(1) Member of audit committee	Email: service@computershare.com

CORPORATE OFFICE	SHARE LISTING

2901-1050 Burrard Street	OTCBB: AMGOF
Vancouver, BC, Canada V6Z 2S3
Telephone: 1-604-682-6496	SHARE CAPITAL
Facsimile: 1-604-682-1174
At December 19, 2008 there are
SHAREHOLDER RELATIONS	23,200,000 shares issued and outstanding.
(Fully diluted 30,196,000)
Telephone: 604-682-6496
Facsimile: 604-682-1174

BANKERS

Bank of Montreal
Vancouver, British Columbia